AB 3/27/06*

06006717

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Investors Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Manhattanville Road
(No. and Street)

Purchase, NY 10577
(City) (State) (Zip Code)

SEC MAIL RECEIVED MAR 01 2006 WASH. D.C. 213 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Enna M. Calvi, Financial Principal (914) 697-8852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Investors Securties Corp, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

JAMES P. LARKIN
Notary Public, State of New York
No. 02LA5058658
Qualified in Nassau County
Term Expires April ~~14 19~~ 15, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Diversified Investors Securities Corp.

Statement of Financial Condition
December 31, 2005

Diversified Investors Securities Corp.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Diversified Investors Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Diversified Investors Securities Corp. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2006

Diversified Investors Securities Corp.
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 3,557,208
Commissions and concessions receivable	2,950,782
Other assets	141,033
Total assets	$ 6,649,023
Liabilities and Stockholder's Equity	
Liabilities	
Marketing and distribution expenses payable	$ 345,390
Due to affiliates, net	1,266,396
Accrued expenses	2,289,000
Total liabilities	3,900,786
Stockholder's equity	
Common stock - $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	6,144,463
Accumulated deficit	(3,397,226)
Total stockholder's equity	2,748,237
Total liabilities and stockholder's equity	$ 6,649,023

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Diversified Investors Securities Corp. (the "Company"), a wholly-owned subsidiary of Diversified Investment Advisors, Inc. ("Diversified" or the "Parent"), an indirect wholly-owned subsidiary of AEGON USA ("AEGON"), is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the NASD. The Company transacts customer trades in mutual funds and variable annuities and serves as the distributor of certain mutual funds affiliated with Diversified.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company record commissions revenue and related expense on trade date. Under a distribution plan pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company may receive a fee from certain mutual funds for which it serves as the distributor at an annual rate not to exceed 0.25% of each fund's average daily net assets.

The Company has also entered into agreements with various mutual fund groups whereby it participates in revenue sharing for the placement and retention of assets in such mutual funds. The Company has entered into an agreement with Diversified to periodically pay the amount equal to 12b-1 and revenue sharing fees as reimbursement for certain marketing and distribution expenses paid by Diversified on behalf of the Company. As of December 31, 2005, $1,757,217 of 12b-1 fees and $848,175 of revenue sharing fees are included in commissions and concessions receivable and due to affiliates, net.

In accordance with an informal intercompany agreement, the Company also records expense, as well as an offsetting revenue, for commissions paid on its behalf by AEGON companies. As of December 31, 2005, $345,390 was included in commissions and concessions receivable and marketing and distribution expenses payable.

The fair value of financial assets and liabilities, consisting primarily of receivables and payables relating to commissions, are considered to approximate the carrying value due to the short-term nature of the financial instruments.

3. Related Party Transactions

Certain operating expenses incurred by AEGON have been allocated to the Company.

Due to affiliates, net in the amount of $1,266,396 relates to amounts due to AEGON and Diversified for services provided to the Company for corporate and distribution expenses paid on the Company's behalf, partially offset by tax receivables.

4. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that aggregate indebtedness shall not exceed 15 times net capital or $5,000, whichever is greater. Rule 15c3-1 also provides that equity capital may not be drawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2005, the Company's net capital was $1,241,987 which exceeds the net capital requirement of $260,052 by $981,935 and its ratio of aggregate indebtedness to net capital was 3.14 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) thereof because transactions are limited to agency trades of registered securities of registered investment companies and no customer funds or securities are held.

5. **Concentrations of Credit Risk**

The Company's cash is held at a major regional U.S. bank.

6. **Income Taxes**

The Company is included in the consolidated U.S. Federal income tax return of AEGON, and files separate state and local returns. In accordance with an agreement between AEGON and the Company, U.S. Federal income tax expense is allocated to the Company based on consolidated tax filings. The Company will be reimbursed by AEGON for the utilization of its U.S. Federal net operating loss to the extent such benefits are used in the consolidated tax return. For state and local taxes, temporary differences related to the Company's tax loss carryforwards have been fully reserved. Minimum state and local taxes were recorded.

Tax assets and liabilities resulting from the income tax allocations are settled through in an intercompany account due to affiliates, net.

7. **Legal and Regulatory Matters**

The Company is the distributor for the Diversified Investment Advisors' proprietary mutual funds and registered variable annuities.

On February 18, 2005, the Company was notified by NASD staff that it had made a preliminary determination to recommend disciplinary action against the Company regarding certain matters. In February 2006, the Company settled an administrative proceeding with the NASD regarding agreements with two customers who were permitted to engage in market timing activity in the Diversified Investors International Equity Fund from July 1, 2003 through October 24, 2003. The settlement also addressed alleged deficiencies in the Company's procedures relating to retention of e-mail communications. Under the terms of the Letter of Acceptance, Waiver and Consent ("AWC") with the NASD, under which the Company neither admitted or denied the allegations or findings, the Company consented to the following sanctions: (i) censure; (ii) a fine of $1.3 million; (iii) restitution of approximately $949,011 to the Diversified Investors International Equity Fund for loses attributable to the trading described in the AWC; and (iv) agreement to make certifications to the NASD regarding the review and establishment of procedures relating to e-mail retention and to the enforcement of Fund's policies and procedures related to market timing.

8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Diversified Investors Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Diversified Investors Securities Corp. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2006